Filed by Infinity Property and Casualty Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Infinity Property and Casualty Corporation

Commission File No.: 0-50167

Date: February 13, 2018

The following message from Infinity Property and Casualty Corporation (“Infinity”) Chief Executive Officer Glen Godwin was sent to employees of Infinity on February 13, 2018.

Fellow Infinity Employees:

I am proud to announce that Infinity has entered into a merger agreement with Kemper. Kemper businesses collectively offer insurance for home, auto, life, health and valuables, and service six million policies. As the two companies share a similar goal, of delivering valuable products at competitive prices to underserved customer segments, combining the organizations results in increased scale in the nonstandard auto insurance market. As a stronger combined entity, we are better able to serve the needs of our customers, enhance our overall growth opportunities and financial strength, become more diversified, and create significant value for our shareholders.

What does this mean for Infinity Employees?

Kemper’s interest in merging with Infinity is a reflection of your talent and hard work which has made our unique strategy successful year after year. Today is the first step in a long transition process, but until the transaction closes, business will continue to operate as usual. In the meantime, merger integration teams will be formed in the next several weeks and details will be communicated as they are finalized. There are no plans to change major operating locations in the foreseeable future.

How we will keep you informed

While we are still working through a lot of the details related to the transition, attached to this email you will find a list of answers to some questions you might have at this point in the process. We will continue to communicate the details of the transition process as they become available, both by email and by posting information within Workday. Should you have any additional questions, please contact Robin Adams at robin.adams@ipacc.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of INFINITY by KEMPER, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of KEMPER and INFINITY. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where KEMPER and INFINITY do business; the impact of changes in the laws and regulations regulating insurance services and enforcement thereof; the effects of competition in the markets in which KEMPER and INFINITY operate; judicial or regulatory judgments and legal proceedings; KEMPER’s ability to complete the acquisition and integration of INFINITY successfully; and other factors that may affect future results of KEMPER and INFINITY .

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in KEMPER’s 2017 Annual Report on Form 10-K and INFINITY ’s 2017 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov).

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, KEMPER will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of KEMPER and INFINITY, and a Prospectus of KEMPER, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving KEMPER and INFINITY will be submitted to KEMPER and INFINITY shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF KEMPER AND INFINITY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about KEMPER and INFINITY, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to KEMPER: One East Wacker Drive, Chicago, Illinois 60601 Attention: Investor Relations, (312) 661-4930, or to INFINITY: Corporation, 2201 4th Ave. North, Birmingham, AL 35243, Attention: Investor Relations, (205) 803-8186.

PARTICIPANTS IN THE SOLICITATION

KEMPER, INFINITY, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding KEMPER’s directors and executive officers is available in KEMPER’s proxy statement for its 2017 Annual Meeting of Shareholders filed with the SEC on March 24, 2017, and KEMPER’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 13, 2017. Information regarding INFINITY ’s directors and executive officers is available in INFINITY ’s proxy statement for its 2017 Annual Meeting of Shareholders filed with the SEC on April 11, 2017, and INFINITY ’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 28, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.